United States securities and exchange commission logo





                             June 7, 2021

       Lance Rosenzweig
       Chief Executive Officer
       Support.com, Inc.
       1521 Concord Pike
       Suite 301
       Wilmington, DE 19803

                                                        Re: Support.com, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-37594

       Dear Mr. Rosenzweig:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue, page 28

   1. We note that the decline in revenue during fiscal 2020 was "primarily" due to a decline in business from one of
your major customers. Please revise to quantify the impact on revenue due to the
shift in such customer's needs. We further note from your March 31,
                                                        2021 Form 10-Q that a
second line of business will also be impacted from the realignment of this customer's
needs. Please revise to describe any known trends or uncertainties that are reasonably likely
to have a material impact on your future revenues or operations as a result of these events
and include quantified information where practicable. Refer to Item
                                                        303 of Regulation S-K.
 Lance Rosenzweig
FirstName  LastNameLance  Rosenzweig
Support.com,  Inc.
Comapany
June 7, 2021NameSupport.com, Inc.
June 7,
Page 2 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
Segment Information, page 50

2. Please revise to separately disclose the amount of revenue from each of your major customers for each period presented. Refer to ASC 280-10-50-42.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology